UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2002, and Independent Auditors’ Report.

The financial statements required to be filed hereunder appear commencing at page 4 hereof.

(b)	Exhibits

23.1	Consent of Independent Auditors.

99.1	Certification Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee administering The Prudential Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

Dated: June 26, 2003	By:	/S/ SUSAN K. MARKUSON
Susan K. Markuson Vice President, Corporate Employee Benefits Chairperson of the Administrative Committee

The Prudential Employee

Savings Plan

Financial Statements

(Modified Cash Basis) and

Additional Information

December 31, 2002 and 2001

The Prudential Employee Savings Plan

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Prudential Employee Savings Plan (the “Plan”) at December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and the supplemental schedules as of December 31, 2002, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 10, 2002, we were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2001, because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 4 in those financial statements. The plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits for the year ended December 31, 2001 in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on those financial statements.

As more fully described in Note 2 and as permitted under the Department of Labor’s Rules and Regulations, the Plan prepares its financial statements and supplemental schedules on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the Plan’s financial statements and supplemental schedules referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with a modified cash basis of accounting, as described in Note 2.

Our audits of the Plan’s financial statements were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    PRICEWATERHOUSECOOPERS, LLP

New York, NY

June 12, 2003

The Prudential Employee Savings Plan Statement of Net Assets Available for Benefits (Modified Cash Basis)	3

	December 31,
	2002	2001
Assets

Investments
At contract value
PESP Fixed Rate Fund	$2,624,378,054	$2,409,572,031

At fair value
Insurance company pooled separate accounts
Prudential Core Equity Account	161,632,618	233,556,487
Prudential Small Company Stock Account	204,967,832	289,583,756

Registered investment companies
Prudential Active Balanced Fund	48,992,262	59,394,271
Prudential Stock Index Fund	175,621,400	240,816,647
Prudential Jennison Growth Fund	249,214,870	399,858,555
Prudential International Value Fund	98,772,189	122,533,439
American Century Income & Growth Fund	32,527,283	27,348,649
American High Income Trust Fund	10,708,316	6,878,009
Prudential U.S. Emerging Growth Fund	24,779,592	26,915,420
Prudential Jennison Equity Opportunity Fund	52,053,420	53,756,322

Master Trust
Prudential Financial, Inc. Common Stock Fund	60,584,286	—
Prudential Financial, Inc. Common Stock Fund—ESOP (Note 9)	147,951,722	—

Participant Loans	27,911,698	28,234,641

Net assets available for benefits	$3,920,095,542	$3,898,448,227

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)	4

Year Ended December 31,
2002
Additions to net assets:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$(353,204,783)
Interest and dividend income	166,332,907

Total investment (loss) income	(186,871,876)

Investment expenses (Note 5)	(119,583)

Net investment (loss) income	(186,991,459)

Contributions
Employer	54,851,827
Employee	189,951,642

Total contributions	244,803,469

Demutualization proceeds (Note 8)	184,710,280

Total additions	242,522,290

Deductions from net assets
Benefits paid to participants	220,874,975

Total deductions	220,874,975

Net increase	21,647,315

Net assets available for benefits
Beginning of year	3,898,448,227

End of year	$3,920,095,542

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	5

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective September 10, 2002, the Plan includes a new feature known as the Employee Stock Ownership Plan (“ESOP”) (Note 9).

Participation

Each employee shall be an eligible employee and may commence participation on the later of (1) his or her Employment Commencement Date (or Reemployment Commencement Date), or (2) the date he or she becomes a Covered Employee. An eligible employee who is eligible to enroll as a participant in the Plan may elect to enroll, or not to enroll, pursuant to procedures established by the Administrative Committee. An eligible employee may choose whether or not to contribute to the Plan at any time. When an eligible employee is hired and does not affirmatively elect either to participate or to decline participation in the Plan within 30 days of hire, the employee will be automatically enrolled in the Plan until the employee affirmatively elects otherwise.

Contributions

Through automatic enrollment the participant will contribute 4% of his or her eligible earnings (as defined in the Plan) on a before-tax basis, subject to Internal Revenue Code (“IRC”) limitations. The participant’s before tax contribution amount, plus the Company matching contributions, and all investment results thereon will be invested in the PESP Fixed Rate Fund as a result of automatic enrollment. Effective January 1, 2001, participants could contribute up to 21% of eligible earnings as defined in the Plan in any combination of before-tax and/or after-tax contributions. The Company matches 100% of a participant’s before-tax contributions only up to 4% of a participant’s eligible earnings, as defined in the Plan. Once enrolled, participants may elect to increase, decrease or stop their before-tax and after-tax contributions, at any time with the change effective as soon as administratively possible, subject to the Company’s Personal Securities Trading Policy. Make-up after-tax contributions are not permitted. Rollover contributions are allowed.

Effective January 1, 2002, participants can contribute up to 50% of eligible earnings as defined in the Plan, in any combination of before-tax and/or after-tax contributions. The Company continues to match 100% of a participant’s before-tax contributions only up to 4% of a participant’s eligible earnings.

Effective July 1, 2002, and each year thereafter, if a participant reaches age 50 or older during the year and the participant reaches the regular 401(k) limit for such year (for example, $11,000 in 2002) or certain of the Plan’s other limits for contributions, the participant may be eligible to make before-tax catch-up contributions to the Plan during the calendar year from eligible earnings. Before-tax catch-up contributions are not subject to Company matching contributions. For 2002, catch-up contributions are limited to $1,000, increased annually by $1,000 to be $5,000 in year 2006.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	6

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the IRC.

Prior to January 1, 2002, an additional Company matching contribution, which was based on the Company performance factor for any given prior year, could have been made to the account of certain non-management participants (generally, participants who were not eligible for annual incentive programs) for a portion or all of a Plan Year. In recent years, the eligible participants also had to be making contributions to the Plan in order to receive such additional Company matching contribution. This additional Company matching contribution was in effect under the Plan for the last year in 2001, based on the Company performance factor for 2000. Therefore, effective December 31, 2001, the additional Company matching contribution is eliminated.

Beginning January 1, 2002, if a participant takes a hardship withdrawal from another qualified plan maintained by an affiliate that complies with the safe harbor provisions, such participant will be prohibited from making before-tax and after-tax contributions under the Plan for 6 months following receipt of such withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan earnings. Allocations are based on the participant’s eligible earnings and account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon.

Effective January 1, 2001, participants employed with the Company on both December 31, 2000 and January 1, 2001, or if rehired after January 1, 2001 who were employed by the Company before January 1, 2001, are 100% vested in the Company’s matching contributions and earnings thereon. Participants hired by the Company on or after January 1, 2001 are 100% vested in the Company’s matching contribution and earnings thereon after completion of 3 years of service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon in the case of reaching age 65, death, or total and permanent disability while an employee.

Forfeitures

If a participant terminates employment with the Company, the nonvested portion of the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five year period, may be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2002 and 2001 pending forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $13,108,823 and $16,035,505, respectively. Forfeitures of $5,700,000 were used to reduce the Company’s matching contributions in 2002.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	7

Investment Options

Beginning January 1, 2002, 50% of the Company matching contributions under the Plan are automatically invested in the Prudential Financial, Inc. Common Stock Fund (PFI Common Stock Fund). The remainder of the participant’s Company matching contributions are made according to the participant’s current investment allocation selections.

Generally, there are no restrictions on transferring Company matching contributions from the PFI Common Stock Fund to any of the other 11 investment options available under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

Participants may direct their current account balance and future contributions in 1% increments in any of the following eleven investment options:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide stable, competitive interest rates based on current market conditions. The guaranteed rate of return is reset annually, in advance of the year to which the rate applies. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Prudential Core Equity Account, VCA-IF – This portfolio seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. This separate account is offered under a group annuity contract issued by the Company.

Prudential Small Company Stock Account, VCA-6 – This portfolio seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. This separate account is offered under a group annuity contract issued by the Company.

Prudential Active Balanced Fund, Class-Z – This mutual fund seeks income and long-term growth of capital by investing in a portfolio of equity, fixed-income, and money market instruments. The fund is actively managed to capitalize on undervalued securities as perceived by the fund managers.

Prudential Stock Index Fund, Class-I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

Prudential Jennison Growth Fund, Class-Z – This mutual fund seeks long-term growth of capital. It invests primarily in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects.

Prudential International Value Fund, Class-Z – This mutual fund seeks to achieve long-term growth of capital. It invests primarily in equity securities of foreign (non-U.S. based) companies of all sizes.

American Century Income & Growth Fund, Investor Class – This mutual fund seeks capital growth by investing in common stocks. It

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	8

invests primarily in common stocks selected from a universe of the 1,500 largest publicly traded companies in the U.S. The goal is to create a fund that provides better returns than the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

Prudential Jennison Equity Opportunity Fund, Class-Z – This mutual fund seeks to achieve long-term growth of capital and income. Current income is a secondary objective. It invests primarily in common stocks issued by companies with growth prospects that appear to be under appreciated by the market.

Prudential U.S. Emerging Growth Fund, Class-Z – This mutual fund seeks long-term capital appreciation. It invests primarily in stocks of small- and medium-sized U.S. companies with the potential for above-average growth.

American High Income Trust Fund, Class-A – This mutual fund seeks to provide a high level of current income with capital appreciation as a secondary goal. It invests primarily in lower-rated or unrated corporate bonds, including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation.

Effective January 1, 2002, participants can also invest in the following:

Prudential Financial, Inc. Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. common stock and money market shares or other liquid investments. This fund was established under a master trust agreement with Prudential Trust Company as trustee and State Street Bank and Trust Company as custodian.

Payment of Benefits

Upon termination of service due to retirement, disability, death or other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, purchase an annuity from the Company, receive a combination of a single payment for less than the total plus an annuity, receive installment payments (subject to the limits set forth below) or delay taking a distribution until it is considered mandatory by law.

Prior to April 1, 2002, participants were allowed to elect installment payments. Effective April 1, 2002, this option was eliminated. If the participant elected installment payments prior to April 1, 2002, those installment payments will continue.

Participant Loans

Participants may take loans from their before-tax contributions and/or rollover accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or
b)	50% of their entire vested Plan account, or
c)	100% of the value of the sum of the balance, if any, of the participant’s before-tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	9

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. As of January 1, 2001, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with securities investments stated at fair value.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its investment contract (PESP Fixed Rate Fund), which is valued at contract value (Note 3). The value of the participation units owned by the Plan in the Company’s pooled separate accounts, the master trust, and registered investment companies is based on quoted net asset value of units held by the Plan.

Purchases and sales of units of participation are recorded on a trade-date basis. Interest and dividend income is recorded when received.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	10

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost which approximates fair market value.

3.	Investment Contract with Insurance Company

The fixed dollar accounts of the unallocated group annuity insurance contract, as part of the PESP Fixed Rate Fund, are valued at contract value (which represents contributions made under the contract, plus interest, less participant withdrawals). This value approximates fair value. The contract is fully benefit responsive. For 2002 the annual crediting interest rate established for both before-tax and after-tax contributions was 6.45%.

4.	Investments

The following table presents the Plan’s investments. Investments that represent five percent or more of the Plan assets are separately identified.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	11

	December 31,
	2002		2001
Investments at fair value as determined by quoted market price
Insurance company pooled separate accounts:
Prudential Core Equity Account	$161,632,618		$233,556,487	*
Prudential Small Company Stock Account	204,967,832	*	289,583,756	*

	366,600,450		523,140,243
Registered investment companies:
Prudential Jennison Growth Fund	249,214,870	*	399,858,555	*
Prudential Stock Index Fund	175,621,400		240,816,647	*
Prudential International Value Fund	98,772,189		122,533,439
Prudential Active Balanced Fund	48,992,262		59,394,271
American Century Income & Growth Fund	32,527,283		27,348,649
American High Income Trust Fund	10,708,316		6,878,009
Prudential U.S. Emerging Growth Fund	24,779,592		26,915,420
Prudential Jennison Equity Opportunity Fund	52,053,420		53,756,322

	692,669,332		937,501,312
Master Trust
Prudential Financial, Inc. Common Stock Fund	60,584,286		—
Prudential Financial, Inc. Common Stock Fund—ESOP	147,951,722		—

	208,536,008	*	—
Investments at contract value
PESP Fixed Rate Fund	2,624,378,054	*	2,409,572,031	*

	$3,892,183,844		$3,870,213,586

*	Represents five percent or more of the Plan’s net assets available for benefits as of the end of the year.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	12

During 2002, the Plan’s investments (including gains and losses on investments bought and sold during the year) depreciated in value by ($353,204,783) as follows:

Net (depreciation)/appreciation in Fair Value

Year Ended December 31,
2002

Investments at fair value as determined by quoted market price
Prudential Core Equity Account	$(50,278,670)
Prudential Small Company Stock Account	(68,616,096)
Prudential Active Balanced Fund	(8,264,046)
Prudential Stock Index Fund	(54,958,236)
Prudential Jennison Growth Fund	(117,678,038)
Prudential International Value Fund	(22,033,951)
American Century Income & Growth Fund	(7,098,760)
American High Income Trust Fund	(1,015,610)
Prudential U.S. Emerging Growth Fund	(10,215,825)
Prudential Jennison Equity Opportunity Fund	(13,069,297)
Prudential Financial, Inc. Common Stock Fund (Notes 8, 9)	23,746
—

Net change in fair value	$(353,204,783)

5.	Related Party Transactions

The Company (or an affiliate of the Company), on behalf of the Plan, acts as the investment manager for each of the investment options currently offered by the Plan other than the American Century Income & Growth Fund and American High Income Trust Fund. The Company receives annual investment management and other fees from mutual funds ranging from .30% to 1.39% of average net assets attributable to each investment option.

Plan expenses paid by the Company for management fees of the PESP Fixed Rate Fund and the Pooled Separate Accounts and other administrative expenses of the Plan amounted to $2,911,830 for the year ended December 31, 2002.

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	13

The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.

During 2002, the Plan reimbursed the Company $119,583, for the payment of asset management expenses.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Participant Loans according to the financial statements and Form 5500:

	December 31,
	2002	2001

Participant Loans per the financial statements	$27,911,698	$28,234,641
Certain cumulative deemed distributions of participant loans	(217,038)	(374,589)

Participant Loans per the Form 5500	$27,694,660	$27,860,052

Deemed distribution reconciliation
Opening balance of deemed distributions	$374,589
Pending foreclosures defaulted—2002	(262,747)
Deemed distributions and foreclosures	105,196

Ending balance of deemed distributions	$217,038

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

8.	Demutualization

The Board of Directors of the Company, (The Prudential Insurance Company of America), the sponsor of the Plan, adopted on December 15, 2000, a plan of Reorganization that permitted the Company to undergo a corporate reorganization known as a “demutualization.”

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	14

Demutualization is the process by which an insurance company changes its structure from a mutual insurance company owned by policyholders to a stock insurance company owned by shareholders. As an integral part of this process, eligible policyholders of insurance policies and annuity contracts issued by the Company and certain of its subsidiaries exchanged their “membership interests” in the Company for compensation in the form of either shares of common stock of Prudential Financial, Inc. (the ultimate corporate parent of the Company), cash or “policy credits”.

On June 12, 2001, the Compensation Committee of the Company’s Board of Directors gave its approval to pass on to the Plan accounts of eligible Plan participants substantially all of the compensation that the Plan will receive from demutualization (except for a small amount that may, for example, be used to defray the costs of distributing the compensation to such participants).

The plan of Reorganization was approved by the Company’s policyholders and the New Jersey Commissioner of Banking and Insurance and the Company converted from a mutual insurance company to a stock company, effective December 18, 2001. Through this demutualization process, the total value of the Company was distributed to eligible policyholders, including the Plan, which received shares of Prudential Financial, Inc. common stock.

In January 2002, the Plan received 5,790,033 shares of Prudential Financial, Inc. common stock from the demutualization of the Company valued at $184,710,280. On April 26, 2002, an allocation of the value of the shares was credited to eligible participants’ accounts as units in the Prudential Financial, Inc. Common Stock Fund of the Plan.

The distribution of value was allocated to the accounts of each eligible participant based upon the following: one-third on a per-capita basis; one-third based upon the participant’s length of eligibility to participate in the Plan; and one-third based upon the participant’s average account balance from March 31, 1998 to December 31, 2001.

9.	Employee Stock Ownership Plan (“ESOP”)

Effective as of September 10, 2002, the Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. Each eligible Plan account received a demutualization distribution of value (see Note 8 above) that was invested in the PFI Common Stock Fund. To fund the ESOP the recordkeeper will, at the close of each plan year as determined, transfer (“Sweep”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Dividends will be paid to the ESOP and thereafter either distributed to participants or reinvested into participants’ ESOP accounts. All participants will have a choice of either reinvesting the dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan shall purchase shares of PFI common stock on behalf of the PFI Common Stock Fund at fair market value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the

The Prudential Employee Savings Plan Notes to Financial Statements December 31, 2002 and 2001	15

PFI Common Stock Fund will be allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in material conformity with the applicable requirements of the IRC, and no provision for income tax is necessary.

The Prudential Employee Savings Plan Schedule of Assets Held For Investment Purposes(1) December 31, 2002	Additional Information Schedule I	16

Identity of issue, borrower lessor or similar party	Description of investment	Cost		Current Value
* PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$2,624,378,054		$2,624,378,054
* Prudential Core Equity Account	Prudential Insurance Co. Separate Account	225,221,581		161,632,618
* Prudential Small Company Stock Account	Prudential Insurance Co. Separate Account	229,167,961		204,967,832
Prudential Active Balanced Fund	Mutual Fund	59,471,197		48,992,262
Prudential Stock Index Fund	Mutual Fund	246,418,018		175,621,400
Prudential Jennison Growth Fund	Mutual Fund	408,398,852		249,214,870
Prudential International Value Fund	Mutual Fund	143,290,952		98,772,189
American Century Income & Growth Fund	Mutual Fund	39,066,982		32,527,283
American High Income Trust Fund	Mutual Fund	11,389,149		10,708,316
Prudential U.S. Emerging Growth Fund	Mutual Fund	34,228,604		24,779,592
Prudential Jennison Equity Opportunity Fund	Mutual Fund	61,570,247		52,053,420
Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	58,895,457	***	208,536,008
* Participant Loans	6.50%—10.50%**	—		27,911,698

		$4,141,497,054		$3,920,095,542

(1)	This schedule was derived from data certified by Prudential Trust Company and The Prudential Insurance Company of America.

*	Party-in-interest

**	Represents range of annual interest rates on outstanding loans

***	No cost was attributed to the units of PFI Common Stock Fund that the Plan received as a result of demutualization.

The Prudential Employee Savings Plan Schedule G Part III—Nonexempt Transactions December 31, 2002	Additional Information Schedule II	17

Identity of Party Involved	Relationship to Plan	Purchase Price	Selling Price	Lease Rental	Expenses incurred In Connection With Transaction	Cost	Current Value	Net Gain (Loss)	Description of Transaction
Equiserve Inc	Deemed Fiduciary								Loan of securities overnight valued at $21,128,327